Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 12 DATED DECEMBER 2, 2021

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. We are continuing to offer in this Follow-on Offering up to $61,238,768 in our common shares, which represents the value of the shares available to be offered as of June 11, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of October 31, 2021, we had raised total aggregate gross offering proceeds of approximately $96,656,000 and had issued approximately 9,651,000 common shares in the Offerings, purchased by approximately 6,400 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2022, unless extended by our Manager, as permitted under applicable law and regulations.

Distributions

On October 31, 2021, our Manager authorized a daily cash distribution of $0.0017720548 per share of the Company’s common shares to shareholders as of the close of business on each day of the period commencing on November 1, 2021 and ending on November 30, 2021 (the “Distribution Period”). The distribution will be payable to the shareholders of record as of the close of business on each day of the Distribution Period. The Manager expects that the distributions will be paid on or about December 15, 2021.

This distribution equates to approximately 6.0% on an annualized basis assuming a $10.78 per share net asset value, calculated for the period beginning November 1, 2021 and ending November 30, 2021. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of December 1, 2021, cumulative since inception, we have paid 61 consecutive monthly distributions to shareholders totaling over $17,600,000, of which approximately $8,200,000 was paid in cash and $9,400,000 was reinvested in our shares pursuant to the distribution reinvestment plan.